Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following are posts that will be made on AMR Corporation’s intranet site on June 19, 2013.

1.	American Airlines CARE team or Trauma Response team is made up solely of management personnel. What is US Airways’ trauma response team as far as employee involvement, and which type will the new company adopt?

US Airways has a similar approach to its trauma response, including a “Care Team,” comprised of employees from various departments throughout US Airways, such as Airport Customer Service employees, Flight Attendants, Fleet Service employees and all non-contract employees. The team was established in September 2009 and currently has more than 1,300 active members. Like American’s CARE team, its aim is to facilitate the immediate needs of those affected by an aircraft incident, communicate information, and represent the airline.

The specific structure and details of the new American’s trauma response team, and the involvement of our people, is still being determined as part of the integration process. We expect to be able to communicate additional details by merger closing.

2.	Is there anywhere I can purchase items like stickers, hats and patches with the new logo?

You can purchase items featuring the new logo in-person or online from the C.R. Smith Museum Gift Shop, and on aabranded.com after a simple registration process. You can also receive a free Launch Day poster featuring our new livery through the American Airlines Material Ordering System (AAMOS), which also requires a brief registration process. Once you are logged in, you can order the poster by searching the AAMOS database for Item No. 22490.

3.	How will seniority be integrated for the Agent, Rep and Planner group?

Under the McCaskill-Bond Amendment, American is obligated to ensure that the seniority integration process is “fair and equitable.” Once the merger and the Plan of Reorganization have been approved, we expect that a seniority integration committee made up of elected Agents and Representatives will begin meeting with a committee for US Airways passenger service agents.

4.	Will the new American re-staff fleet service clerks to some stations?

American’s staffing will continue to be driven by the staffing formula included in the current AA/TWU collective bargaining agreement until the integration is complete and the US Airways and American Fleet Service Clerks are integrated and under one collective bargaining agreement.

5.	When we merge with US Airways, will the base pay of their fleet service clerks increase to match American fleet service clerks’ pay?

Pay for American and US Airways Fleet Service Clerks will continue to be driven by their individual collective bargaining agreements until the integration is complete and the US Airways and American Fleet Service Clerks are integrated and under one collective bargaining agreement.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.